Exhibit 99.1

TWG Projects Strong Profit Growth for 2025

Hong Kong, December 5, 2025 (Global Newswire) – Top Wealth Group Holding Limited (NASDAQ: TWG)(“Top Wealth” or the “Company”), a leading supplier of premium-class sturgeon caviar and fine winery products, today announced its positive profit outlook for the financial year ending December 31, 2025.

The Company anticipates total net profits of not less than $4 million for the financial year ending December 31, 2025, marking a significant rebound from a $2 million loss during the same period last year. This turnaround is driven by ongoing improvements across the Company’s business operations throughout the current financial year.

“We have worked diligently to enhance our business performance this year and we are pleased to see these efforts yielding positive results.”, commented Mr. Kim Kwan Kings, Wong, Chief Executive Officer of Top Wealth.

About Top Wealth Group Holding Limited

Top Wealth Group Holding Limited is a holding company incorporated in the Cayman Islands, and all of its operations are carried out by its operating subsidiary in Hong Kong, Top Wealth Group (International) Limited. The Company specializes in supplying premium-class sturgeon caviar, and its caviar and caviar products are endorsed with the Convention on International Trade in Endangered Species of Wild Fauna and Flora (“CITES”) permits. The Company supplies caviar to its customers under its customer’s brand labels (i.e. private labeling), and the Company also sells the caviar product under the Company’s caviar brand, “Imperial Cristal Caviar”, which has continuously achieved tremendous sales growth since its launch in the market.

Safe Harbor Statement

This press release contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. The Company may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in verbal statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including but not limited to statements about the Company’s beliefs and expectations, are forward-looking statements. Forward looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement. Further information regarding these and other risks is included in the Company’s filings with the Securities and Exchange Commission. All information provided in this press release is as of the date of the press release, and the Company undertakes no duty to update such information, except as required under applicable law.

For more information, please contact:

Top Wealth Group Holding Limited

Investor Relations

Email: ir@topwealth.cc